UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
FNBH BANCORP INC - FNHM
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
302528104
(CUSIP Number)
Andrew D. Parker
625 Eager Road
Howell, Michigan 48843-9776
(517) 545 - 2241
With a copy to:
Miller, Canfield, Paddock and Stone, p.l.c.
840 West Long Lake Road, Suite 200
Troy, MI 48098-6358
(248) 267-3252
Attn: David D. Joswick, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 14, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	302528104	SCHEDULE 13D	Page	2	of	15 Pages

1	NAME OF REPORTING PERSON Andrew D. Parker & Amy J. Parker JTTN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

13,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.43% (1)

14	TYPE OF REPORTING PERSON

IN
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	3	of	15 Pages

1	NAME OF REPORTING PERSON Andrew D. Parker Trust dated 5/9/02

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		26,184

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,184

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,184

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.90%(1)

14	TYPE OF REPORTING PERSON

IN
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	4	of	15 Pages

1	NAME OF REPORTING PERSON Amy J. Parker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,140

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,140

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.36% (1)

14	TYPE OF REPORTING PERSON

IN
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	5	of	15 Pages

1	NAME OF REPORTING PERSON Robert W. & Maxine C. Parker Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		41,450

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,450

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.33% (1)

14	TYPE OF REPORTING PERSON

OO
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	6	of	15 Pages

1	NAME OF REPORTING PERSON T. Gilbert Parker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		30,094

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,094

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.97% (1)

14	TYPE OF REPORTING PERSON

IN
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	7	of	15 Pages

1	NAME OF REPORTING PERSON Elinor D. Burgher Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

45,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.44% (1)

14	TYPE OF REPORTING PERSON

IN
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	8	of	15 Pages

1	NAME OF REPORTING PERSON Thomas M. Kellogg Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		73,120

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,120

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.34% (1)

14	TYPE OF REPORTING PERSON

IN
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	9	of	15 Pages

1	NAME OF REPORTING PERSON Howell Dental Center Pension Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		5,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,600

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.18% (1)

14	TYPE OF REPORTING PERSON

EP
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	10	of	15 Pages

1	NAME OF REPORTING PERSON Howell Dental Center Profit Sharing Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,900

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.16% (1)

14	TYPE OF REPORTING PERSON

EP
(1) Based upon a total of 3,118,235 shares of Common Stock outstanding as of November 12, 2008 (as set forth in the Issuer’s Form DEF 14A, filed December 31, 2008, with the Securities and Exchange Commission.

CUSIP No.	302528104	SCHEDULE 13D	Page	11	of	15 Pages

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of FNBH Bancorp, Inc., a Michigan corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 E. Grand River Avenue, Howell, Michigan 48843.
     Andrew D. Parker (“Mr. A. Parker”), Andrew D. Parker Trust dated 5/9/02 (“Parker Trust”), Amy J. Parker, (“Mrs. Parker”), Robert W. & Maxine C. Parker Foundation (“Parker Foundation”), T. Gilbert Parker (“Mr. G. Parker”), the Elinor D. Burgher Trust (“Burgher Trust”), the Thomas M. Kellogg Living Trust (“Kellogg Trust”), Howell Dental Center Pension Plan (“Howell Pension Plan”), and Howell Dental Center Profit Sharing Plan (“Howell Profit Sharing Plan”, and together with Mr. Parker, the Parker Trust, Mrs. Parker, the Parker Foundation, the Burgher Trust, the Kellogg Trust, and the Howell Pension Plan, the “Reporting Persons”), constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 240,988 shares of Common Stock, or 7.73%, of the Company’s total number of shares of Common Stock outstanding as of November 12, 2008, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.
Item 2. Identity and Background.
(a)	The names of the persons filing this statement are:
(i)	Mr. A. Parker;

(ii)	Parker Trust

(iii)	Mrs. Parker

(iv)	Parker Foundation

(v)	Mr. G. Parker

(vi)	Burgher Trust

(vii)	Kellogg Trust

(viii)	Howell Pension Plan

(ix)	Howell Profit Sharing Plan
(b)	The business address of the principal offices of (i) Mr. A. Parker, (ii) the Parker Trust, (iii) Mrs. Parker and (iv) the Parker Foundation is:
625 Eager Road Howell, Michigan, 48843
The business address of the principal offices of (v) Mr. G. Parker is:
2171 Peavy Road Howell, Michigan, 48843
The business address of the principal offices of (vi) Burgher Trust is:
P.O. Box 440 Howell, Michigan 48843
The business address of the principal offices of (vii) the Kellogg Trust, (viii) the Howell Pension Plan, and (ix) the Howell Profit Sharing Plan is:
1250 Bryon Road Howell, Michigan 48843

CUSIP No.	302528104	SCHEDULE 13D	Page	12	of	15 Pages
(c)	The present principal occupations of the Reporting Persons are:
(i)	Mr. A. Parker: Retired

(ii)	Parker Trust: Not applicable

(iii)	Mrs. Parker: Retired

(iv)	Parker Foundation: Not applicable

(v)	Mr. G. Parker: Retired

(vi)	Burgher Trust: Not applicable

(vii)	Kellogg Trust: Not applicable

(viii)	Howell Pension Plan: Not applicable

(ix)	Howell Profit Sharing Plan: Not applicable
(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the following countries:
(i)	Mr. A. Parker is a citizen of the United States.

(ii)	Mrs. Parker is a citizen of the United States.

(iii)	Mr. G. Parker is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price of the 240,988 shares purchased by the Reporting Persons was approximately $3,479,253. The source of funding for the purchase of these shares of Common Stock was the general working capital or personal funds of the respective purchasers.
Item 4. Purpose of Transaction.
     The purpose of the Reporting Persons in purchasing shares of the Common Stock was to acquire an interest in the Issuer for purposes of investment. While none of the Reporting Persons has any present intention to acquire majority ownership of the Issuer, depending upon market conditions and other facts the Reporting Persons may in the future acquire additional shares of the Common Stock in the open market with or without a view to acquiring a majority ownership interest and a greater voice in the affairs of the Issuer. Depending upon the position of the management of the Issuer regarding purchases of shares of the Common Stock by the Reporting Persons, the acquisition of additional shares of the Common Stock by the Reporting Persons may be deemed to represent “control” of the Issuer.
     None of the Reporting Persons has any present intention to seek to gain personal representation on the Board of Directors of the Issuer or to make a tender offer for shares of the Common Stock. However, certain of the Reporting Persons have informed members of management of the Issuer that they believe that significant shareholders should have some presence in the Board of Directors of the issuer and depending upon the size of the holdings of shares of the Common Stock by the Reporting Persons, the performance of and response by the Issuer’s management to such business strategies as may be proposed or presented by the Reporting Persons, and the results of the Issuer’s current actions to amend its charted to provide for “Blank-Check” preferred stock, the Reporting Persons may seek personal representation on the Board of Directors of the Issuer in the future.

CUSIP No.	302528104	SCHEDULE 13D	Page	13	of	15 Pages
     While none of the Reporting Persons is bound to any particular course of action or obligated to vote the shares of the Common Stock acquired by them in any particular manner, the Reporting Persons currently intend to prepare and present to the management of the Issuer various business strategies intended to enhance the value of the Common Stock. Such strategies could include (i) a merger or other business combination involving the Issuer, (ii) the consolidation, sale, liquidation or other disposition of certain assets of the Issuer, (iii) material changes in the business, operation or management of the Issuer (including, but not limited to, the consolidation or disposition of underperforming assets of the Issuer, the merger, consolidation or other business combination of the Issuer with a third party, making a tender offer for shares of the Issuer, and such other changes to the business and corporate structure of the Issuer as the Reporting Persons may deem to be in the best interests of the Issuer and the Reporting Persons), and (iv) material changes in the present capitalization or dividend policy of the Issuer.
     The Reporting Persons believe that the Issuer’s actual performance is poor and significantly lower than its potential performance. As such, the Reporting Persons intend to encourage the Issuer’s Board of Directors to pursue strategic alternatives, which may include some or all of the actions or matters described in this Item 4 to this Schedule 13D, in order to improve the actual performance of the Issuer’s stock.
     Except as disclosed in this Item 4, the Reporting Persons have not yet prepared any business strategies for presentation to the management of the Issuer. Similarly, the Reporting Persons have had no discussions with respect to, and do not presently have any plans or proposals which relate to or would result in, any action enumerated in the preceding paragraph. Any business strategies prepared by the Reporting Persons and presented to the management of the Issuer would be dependent upon, among other things, the Reporting Persons’ evaluation of (i) the Issuer’s businesses, operations and prospects, (ii) market trends and conditions for the Issuer’s business, (iii) money and stock market trends and conditions, and (iv) economic trends and conditions in general.
     Additionally, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider the matters described in Items (a) – (j) of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.
     Except as described in this Item, the Reporting Persons do not presently have any plans or proposals which relate to or would result in either (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph, but the Reporting Persons reserve the right to propose, undertake, or otherwise participate in any such actions in the future.
Item 5. Interest in Securities of the Issuer.
     (a)
     Incorporated by reference from Item 11 of the cover page of each Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares owned by it, shares of the Common Stock beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act, as amended.
     (b)
     Andrew D. Parker beneficially owns an aggregate of 81,134 shares of Common Stock (approximately 2.6% of the total number of shares of Common Stock outstanding as of November 12, 2008). Of these shares, (i) 13,500 shares are owned directly by Mr. A. Parker in joint tenancy (with rights of survivorship) with Mrs. Parker, (ii) 26,184 shares are owned by the Parker Trust, of which he is the sole trustee, and (iii) 41,450 shares are owned by the Parker Foundation, of which he is the President. Mr. A. Parker has sole voting and dispositive control over 67,634 shares of Common Stock, of which (i) 26,184 shares are owned by the Parker Trust, of which he is the sole trustee, and (ii) 41,450 shares are owned by the Parker Foundation, of which he is the President. Mr. A. Parker has shared voting and dispositive control over 13,500 shares of Common Stock held in joint tenancy (with rights of survivorship) with Mrs. Parker.
     Mrs. Parker owns an aggregate of 13,500 shares of Common Stock (approximately 0.43% of the total number of shares of Common Stock outstanding as of November 12, 2008). Of these shares, all 13,500 are owned directly by Mrs. Parker in joint tenancy (with rights of survivorship) with Mr. A. Parker. Mrs. Parker has shared voting and dispositive control over all 13,500 shares of Common Stock held in joint tenancy (with rights of survivorship) with Mr. A. Parker.
     T. Gilbert Parker owns an aggregate of 30,094 shares of Common Stock (approximately 0.97% of the total number of shares of Common Stock outstanding as of November 12, 2008). Of these shares, all 30,094 are owned directly by Mr. G. Parker and he has sole voting and dispositive control over all 30,094 shares.
     Peter H. Burgher (“Mr. Burgher”), a retired United States citizen with the same principal business address as the Burgher Trust, is the co-trustee of the Burgher Trust. The other co-trustee of the Burgher Trust is Elinor D. Burgher, the wife of Mr. Burgher and a retired United States citizen with the same principal business address as the Burgher Trust (“Mrs. Burgher”). The Burgher Trust directly owns 45,000 shares of Common Stock (approximately 1.44% of the total number of shares of Common Stock outstanding as of November 12, 2008). Mr. Burgher shares voting and dispositive control over the 45,000 shares of Common Stock owned by the Burgher Trust with Mrs. Burgher.
     Thomas M. Kellogg (“Mr. Kellogg”), a practicing dentist and United States citizen with the same principal address as the Kellogg Trust, is the sole trustee of the Kellogg Trust. The Kellogg Trust directly owns the 73,120 shares of Common Stock (approximately 2.34% of the total number of shares of Common Stock outstanding as of November 12, 2008). Mr. Kellogg retains sole voting and dispositive control over the 73,120 shares owned by the Kellogg Trust.

CUSIP No.	302528104	SCHEDULE 13D	Page	14	of	15 Pages
     Mr. Kellogg is the sole investment manager of, and a participant in, the Howell Pension Plan and has sole voting and dispositive control over the 5,600 shares of Common Stock (approximately 0.18% of the total number of shares of Common Stock outstanding as of November 12, 2008).
     Mr. Kellogg is the sole investment manager of, and a participant in, the Howell Profit Sharing Plan and has sole voting and dispositive control over the 4,900 shares of Common Stock (approximately 0.16% of the total number of shares of Common Stock outstanding as of November 12, 2008).
(c)	Not applicable

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings of relationships (legal of otherwise) among the persons and/or entities named in Item 2 and between such persons and/or entities and any person with respect to the shares of Common Stock the subject of this Statement, including but not limited to transfer or voting of such shares of Common Stock, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of January 14, 2009 among each Reporting Person.

SCHEDULE 13D
SIGNATURE PAGE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 14, 2009

/s/ Andrew D. Parker

ANDREW D. PARKER

ANDREW D. PARKER TRUST DATED 5/9/02

By:	/s/ Andrew D. Parker Name: Andrew D. Parker
Title: Trustee

ROBERT W. & MAXINE C. PARKER FOUNDATION

By:	/s/ Andrew D. Parker

Name: Andrew D. Parker
Title: President

/s/ Amy J. Parker

AMY J. PARKER

/s/ T. Gilbert. Parker

T. GILBERT. PARKER

ELINOR D. BURGHER TRUST

By:	/s/ Peter H. Burgher

Name: Peter H. Burgher
Title: Trustee

THOMAS M. KELLOGG LIVING TRUST

By:	/s/ Thomas M. Kellogg

Name: Thomas M. Kellogg
Title: Trustee

HOWELL DENTAL CENTER PENSION PLAN

By:	/s/ Thomas M. Kellogg

Name: Thomas M. Kellogg
Title: Investment Manager

HOWELL DENTAL CENTER PROFIT SHARING PLAN

By:	/s/ Thomas M. Kellogg

Name: Thomas M. Kellogg
Title: Investment Manager

Schedule 13D Signature Page

Exhibit 1 to
Schedule 13D
JOINT FILING AGREEMENT
     THIS JOINT FILING AGREEMENT (the “Agreement”) made as of the 14th day of January, 2009, by and among the persons and entitles identified on the signature page hereto.
W I T N E S S E T H:
     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the undersigned hereby agrees:
     (i) that the statement on Schedule 13D dated January 14, 2009, and pertaining to the common stock, no par value per share, of FNBH Bancorp, Inc. (“FNBH”) to which this Agreement is attached (the “Statement”) is filed on behalf of each and all of the undersigned;
     (ii) that until further notice, all subsequent amendments to the Statement are filed on behalf of each and all of the undersigned;
     (iii) that Andrew D. Parker shall be the person authorized to receive any notices and communications with respect to such Statement and any amendments thereto;
     (iv) that this Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument;
     (v) to share and to pay, his/her/its proportionate share of, any and all costs and expenses (including, but not limited to, attorneys’ fees) arising out of, or relating to:
     (a) the preparation of this Agreement and/or the Statement or of any document, form, instrument or schedule required or desired to be filed or recorded with any Governmental Authority under any applicable laws, rules or regulations,
     (b) the filing or recording with any Governmental Authority of this Agreement or of any document, form, instrument or schedule required or desired to be filed or recorded under any applicable laws, rules or regulations,
     (c) the execution, delivery, and/or performance of this Agreement or of any document, form, instrument, or schedule required or desired to be filed or recorded with any Governmental Authority under any applicable laws, rules or regulations, and
     (d) any litigation involving any of the parties to this Agreement and involving, arising out of, or relating to, either any of the matters set forth in items (a)-(c) above, FNBH, or any securities of FNBH now or hereafter owned beneficially and/or of record by any party to this Agreement;
     A party’s proportionate share of such costs and expenses, as of any date of determination, shall be the sum derived by multiplying such party’s Percentage Interest as of such date of determination by the dollar amount of such costs and expenses as are accrued and unpaid as of such date of determination. “Percentage Interest” means, with respect to any party to this Agreement, that fraction, expressed as a percentage, having as its numerator an amount equal to the aggregate number of Shares owned beneficially and/or of record by such party as of the date that such fraction is determined, and having as its denominator an amount equal to the aggregate number of Shares owned beneficially and/or of record by all of the parties to this Agreement as of such date of determination.
     In the event this Agreement is terminated by or with respect to any party hereto, then such party shall continue to be liable for his proportionate share of such costs and expenses that are unpaid and accrued prior to the date of such termination, but shall not be liable for any such costs and expenses that accrue after the date of such termination.
[Remainder of page intentionally left blank – Signatures on following page]

     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the undersigned as of the 14th day of January, 2009.

/s/ Andrew D. Parker
ANDREW D. PARKER

ANDREW D. PARKER TRUST DATED 5/9/02
By:	/s/ Andrew D. Parker
	Name:	Andrew D. Parker
	Title:	Trustee

ROBERT W. & MAXINE C. PARKER FOUNDATION
By:	/s/ Andrew D. Parker
	Name:	Andrew D. Parker
	Title:	President

/s/ Amy J. Parker
AMY J. PARKER

/s/ T. Gilbert Parker
T. GILBERT PARKER

ELINOR D. BURGHER TRUST
By:	/s/ Peter H. Burgher
	Name:	Peter H. Burgher
	Title:	Trustee

THOMAS M. KELLOGG LIVING TRUST
By:	/s/ Thomas M. Kellogg
	Name:	Thomas M. Kellogg
	Title:	Trustee

HOWELL DENTAL CENTER PENSION PLAN
By:	/s/ Thomas M. Kellogg
	Name:	Thomas M. Kellogg
	Title:	Investment Manager

HOWELL DENTAL CENTER PROFIT SHARING PLAN
By:	/s/ Thomas M. Kellogg
	Name:	Thomas M. Kellogg
	Title:	Investment Manager

Joint Filing Agreement Signature Page